UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of May 2009

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                            No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Paris, May 7, 2009

Press Release

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Veolia Environnement 2008 Dividend

The general shareholders meeting of Veolia Environnement, which took place in Paris on May 7, 2009, approved the proposed fiscal year 2008 dividend of 1.21 euro per share, and decided that each shareholder may elect to receive the dividend in cash or in newly issued shares of the company.

The issue price of the new shares that will be issued in respect of the dividend has been set at 16.06 euros per share. This is equal to 90% of the average of the opening prices on the 20 trading days preceding the dividend declaration, less the net amount of the dividend, and rounded up to the nearest euro cent.

The maximum number of shares that may be issued in connection with the payment of the dividend is 34,476,459 shares, which represents approximately 6.79% of the share capital and 7.53% of the voting rights of the company, based on the number of shares outstanding as of April 30, 2009, increased by the maximum number of new shares specified above.

The 2008 dividend will be distributed starting on June 8, 2009, to record holders of the company’s shares as of the close of trading on May 12, 2009.

The new shares issued in respect of the dividend will carry dividend rights as of January 1, 2009. Application will be made to list the new shares on Euronext Paris as of June 8, 2009. They will carry the same rights and restrictions as other outstanding shares, as described in the by-laws of the company and in the Reference Document and Annual Financial Report available on the company’s website (www.veoliaenvironnement.com).

Shareholders may elect to receive the dividend in cash or in shares from (and including) May 13, 2009 to (and including) May 28, 2009, by making a request to the financial institutions in which they have their share accounts. The election must be made in respect of the entire dividend. After the expiration of this period, shareholders who have not made an election will receive the dividend in cash.

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If the amount of the dividend in respect of which a holder elects to receive shares does not represent a whole number of new shares, the shareholder may increase the number of shares to the immediately higher whole number by paying the difference on the date of election. Otherwise, the holder will receive the next lower whole number of shares and the remainder of the dividend in cash.

This announcement is for information only and does not constitute an offer of securities. This announcement and any other document relating to the payment of the dividend in shares may not be distributed outside France, except in accordance with local laws and regulations, and it does not constitute an offer of securities in any jurisdiction where such an offer would be contrary to local laws or regulations. The option to receive the 2008 dividend in shares is not open to shareholders residing in any country where such option would require registration with or authorization by local market authorities. Shareholders residing outside France should inform themselves about any restrictions and ensure compliance. Orders coming from such countries will not be accepted. In any event, the option is open to shareholders residing in a Member State of the European Union or in the United States of America. Shareholders should inform themselves of the conditions and consequences relating to such option and that may apply under local law. When deciding whether or not to elect to receive a dividend in shares, holders should consider the risks relating to an investment in shares.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 12, 2009

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Secretary